Exhibit 99.2

FORM OF
LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
GIGGLES N’ HUGS INC.

Subscription Rights to Purchase Units Offered Pursuant to Subscription Rights Distributed to

Stockholders of Giggles N’ Hugs, Inc.

, 2018

Dear Stockholder:

This letter is being distributed by Giggles N’ Hugs, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”) as of 5:00 PM Eastern Time, on February 22, 2018 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units (“Units”). Each Unit entitles the holder to one share of the Company’s Common Stock and 0.70 warrant. Each whole warrant will be exercisable for one share of our Common Stock. The Subscription Rights and Units are described in the prospectus dated [  ], 2018 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to $5 million in Units on the terms and subject to the conditions described in the Prospectus. Each subscription right will entitle the holder to purchase one unit, which we refer to as the basic subscription right, at a subscription price per unit equal to $[  ] (“Subscription Price”). Each whole warrant entitles the holder to purchase one whole share of common stock at an exercise price of per share equal to $[  ] from the date of issuance through its expiration 5 years from the date of issuance. In the event that holders exercise Subscription Rights for in excess of $5 million (not including the Over-Subscription Privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

The Subscription Rights may be exercised at any time during the subscription period, which commences on February 22, 2018 and ends at 5:00 PM Eastern Time, on March 27, 2018, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive two Subscription Rights for each share of Common Stock owned on the Record Date, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one Unit at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient Units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for Units exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned on the Record Date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of Units than the holder subscribed for, then such holder will be allocated only the number of Units for which the holder oversubscribed, and the remaining Units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole Unit. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions As to Use of Subscription Rights Certificates

4.	A return envelope, addressed to West Coast Stock Transfer Inc. (the “Subscription Agent”)

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment of the Subscription Price, including final clearance of funds, prior to the Expiration Date.

You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 PM Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (212) 929-5500, (800) 322-2885 (TOLL FREE) OR VIA EMAIL AT RIGHTSOFFER@MACKENZIEPARTNERS.COM.